Filed Pursuant to Rule 433

Dated November 28, 2006

Registration Statement No. 333-135159

Supplementing Prospectus Supplement Dated November 28, 2006 and

Prospectus dated June 20, 2006

Federal Realty Investment Trust

5.40% Notes due 2013

Term sheet dated November 28, 2006

Size:	$135,000,000

Coupon (Interest Rate):	5.40% per year

Yield to Maturity:	5.40%

Spread to Benchmark Treasury:	90 basis points

Benchmark Treasury:	4.25% UST due November 15, 2013

Benchmark Treasury Yield and Price:	4.50%; 98-16+

Interest Payment Dates:	June 1 and December 1

First Payment Date:	June 1, 2007

Maturity Date:	December 1, 2013

Price to Public:	100.000% of principal amount; plus accrued interest, if any, from December 1, 2006.

Settlement Date:	T+3; December 1, 2006

Record Dates:	May 15 and November 15

Aggregate Price to Public:	$135,000,000; plus accrued interest, if any, from December 1, 2006.

Underwriting Discount:	0.625%

Net Proceeds to the Company before Expenses:	$134,156,250; plus accrued interest, if any, from December 1, 2006.

Redemption Provision:	Make-whole call at any time based on U.S. Treasury plus 0.15% (fifteen one-hundredths of one percent)

Dealer Concession:	0.375%

Reallowance:	0.250%

CUSIP:	313747AP2

Joint Book-Running Managers:	Wachovia Capital Markets, LLC Citigroup Global Markets Inc.	$47,250,000 $33,750,000

Co-Managers:	Bear, Stearns & Co. Inc. Banc of America Securities LLC Commerzbank Capital Markets Corp. J.P. Morgan Securities Inc. Piper Jaffray & Co. PNC Capital Markets LLC. SunTrust Capital Markets, Inc.	$13,500,000 $ 6,750,000 $ 6,750,000 $ 6,750,000 $ 6,750,000 $ 6,750,000 $ 6,750,000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wachovia Capital Markets, LLC toll-free at 1-866-289-1262 or Citigroup Global Markets, Inc. toll-free at 1-800-858-5407.

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